Eaton Corporation 1111 Superior Avenue Cleveland, OH 44114-2384 Tel: 216 523-5000 Fax: 216 479-7122 direct dial: 216 523-5161 lizbethlwright@eaton.com

December 13, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn :	Cecilia Blye, Chief

Office of Global Security Risk

Re:	Eaton Corporation (the “Company”)

Form 10-K Report for Year Ended December 31, 2011

File Number 001-01396

Dear Ms. Blye :

Please be advised that the Company plans to submit its letter in response to the comment letter from the staff of the Securities and Exchange Commission, dated December 10, 2012, with respect to the Company’s Form 10-K Report for year ended December 31, 2011 by the close of business on January 10, 2013.

Please contact me if you have any questions. Thank you.

Very truly yours,

/s/ Lizbeth L. Wright

Lizbeth L. Wright

Counsel